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United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number 001-06105

HAMPTON INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

2000 Greenville Hwy., P.O. Box 614, Kinston NC 28502-0614
Telephone No.: (252) 527-8011
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock $1.00 par value per share (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 -------- [ ]

Approximate number of holders of record as of the certification or notice date: 229

Pursuant to the requirements of the Securities Exchange Act of 1934 Hampton Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 16, 2002
By: Roger Eichel
Title: Senior Vice President & Secretary